UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2015

Commission File Number: 001-37368

ADAPTIMMUNE THERAPEUTICS PLC

(Translation of registrant’s name into English)

101 Park Drive, Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐      No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐      No  ☐

Other Events

Adaptimmune Therapeutics plc (“Adaptimmune” or the “Company”) is hereby providing details of recent open market purchases of American Depositary Shares (“ADSs”) on the Nasdaq Global Select Market (“Nasdaq”) by James Noble, the Company’s Chief Executive Officer and by Rafael Amado, M.D., the Company’s Chief Medical Officer.  Mr. Noble and Dr. Amado each completed purchases of ADSs at prevailing market prices on Nasdaq in the open market on October 20, 2015.  Mr. Noble purchased 200,000 ADSs and Dr. Amado purchased 16,000 ADSs.

As previously announced, the Company will transition from its current status as a foreign private issuer to domestic filer status effective from January 2016.  As a domestic filer, details of changes in the Company’s equity ownership of its officers, directors and any beneficial owners of more than ten percent of its equity securities will be reported on Form 4s to be filed with the Securities and Exchange Commission.

About Adaptimmune

Adaptimmune is a clinical stage biopharmaceutical company focused on novel cancer immunotherapy products based on its T-cell receptor (TCR) platform.  Established in 2008, the Company aims to utilize the body’s own machinery — the T-cell — to target and destroy cancer cells by using engineered, increased affinity TCRs as a means of strengthening natural patient T-cell responses. Adaptimmune’s lead program is an affinity enhanced T-cell therapy targeting the NY-ESO cancer antigen. Its NY-ESO TCR affinity enhanced T-cell therapy has demonstrated signs of efficacy and tolerability in Phase 1/2 trials in solid tumors and in hematologic cancer types, including synovial sarcoma and multiple myeloma. As of June 30, 2015, 85 patients had been treated with Adaptimmune’s NY-ESO affinity enhanced T-cell therapy: 47 under Adaptimmune’s IND, and 38 under a National Cancer Institute IND. In June 2014, Adaptimmune announced that it had entered into a strategic collaboration and licensing agreement with GlaxoSmithKline (GSK) for the development and commercialization of the NY-ESO TCR program in partnership with GSK.  In addition, Adaptimmune has a number of proprietary programs and its next affinity enhanced T-cell therapy, directed at MAGE A-10, is scheduled to enter the clinic in 2015. The Company has identified over 30 intracellular target peptides preferentially expressed in cancer cells and is currently progressing 12 of these through unpartnered research programs.  Adaptimmune has over 190 employees and is located in Oxfordshire, U.K. and Philadelphia, USA.  For more information:  http://www.adaptimmune.com.  Such website URL is an inactive textual reference only.  No information on any website is incorporated by reference in this Form 6-K.

Forward-Looking Statements

This Form 6-K contains “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995 (PSLRA), which statements may be identified by words such as “believe,” “may”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and other words of similar meaning.  These forward-looking statements involve certain risks and uncertainties. Such risks and uncertainties could cause our actual results to differ materially from those indicated by such forward-looking statements, and include, without limitation: the success, cost and timing of our product development activities and clinical trials; our ability to submit an IND and successfully advance our technology platform to improve the safety and effectiveness of our existing TCR therapeutic candidates; the rate and degree of market acceptance of T-cell therapy generally and of our TCR therapeutic candidates; government regulation and approval, including, but not limited to, the expected regulatory approval timelines for TCR therapeutic candidates; and our ability to protect our proprietary technology and enforce our intellectual property rights; amongst others. For a further description of the risks and uncertainties that could cause our actual results to differ materially from those expressed in these forward-looking statements, as well as risks relating to our business in general, we refer you to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 13, 2015. We urge you to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements contained in this Form 6-K speak only as of the date the statements were made and we do not undertake any obligation to update such forward-looking statements to reflect subsequent events or circumstances.  We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

Adaptimmune Contacts

Will Roberts

Vice President, Investor Relations

T:  (215) 825-9306

E: will.roberts@adaptimmune.com

Margaret Henry

Head of Public Relations

T: +44 (0)1235 430036

Mob: +44 (0)7710 304249

E: margaret.henry@adaptimmune.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adaptimmune Therapeutics plc

	By:	/s/ Margaret Henry
	Name:	Margaret Henry
	Title:	Corporate Secretary

Date: October 22, 2015